Exhibit 99.1(a)(1)(C)

Appendix B

Employee Income Tax Withholding & Reporting for non-USA Countries.

Special considerations apply to employees located abroad. We recommend that you consult your own tax advisor with respect to any tax consequences of participating in the Repurchase Program.

Below are summaries of tax consequences that may apply to you depending on your country of residence and individual circumstances. THIS INFORMATION IS NOT INTENDED TO BE TAX ADVICE AND SHOULD NOT BE USED AS A SUBSTITUTE FOR PROFESSIONAL TAX ADVICE.

Australia

The Class B stock options granted to you are considered to be qualifying rights under Australian tax law. As a qualifying right, you had the opportunity to elect to be taxed at the time the stock options were granted to you or to be taxed at the time the stock options would be exercised or otherwise disposed of. If you did not make an election to be taxed at the time of grant, then you will be subject to income tax at your normal marginal rate of tax, including the Medicare levy of 1.5%, on the proceeds received from the cancellation of the stock option. You are required to report and pay the tax owed on the proceeds from the cancellation of the Class B stock options.

Canada

The payment you receive for the cancellation of the Class B stock options will be taxed as “Lump Sum” compensation income in the year received. Such income is subject to withholding of PP EI and Income Tax.

Germany

The payment that you receive for the cancellation of the Class B stock options will be treated as a ordinary employment income and will be subject to wage tax withholding and reporting.

Japan

The payment that you receive for the cancellation of the Class B stock options will be treated as a capital gain. The capital gain will be taxed separately from your other income at a flat rate of 26% (20% national tax and 6% local tax.) You will be required to file an individual income tax return and pay the capital gain tax during the next tax return filing period (February 16, 2004 to March 15, 2004.)

United Kingdom

The payment that you receive for the cancellation of the Class B stock options will be taxed as “ordinary” compensation income in the year received. Such income is subject to withholding of NIC and Income Taxes and other applicable employment taxes.